

17010344

DSTRBRPT

83-2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

SEC
Mail Processing
Section

FEB 06 2017

Washington DC
406

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's
EUR520,000,000
1.40 per cent. Notes due 6 February 2037
Series No. 902-00-1

Filed pursuant to Rule 3 of Regulation AD
Dated: 6 February 2017

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of EUR520,000,000 principal amount of 1.40 per cent. Notes due 6 February 2037 (Series No. 902-00-1) (the "Notes") of the Asian Development Bank (the "ADB") under its Global Medium-Term Note Program (the "Program"). Certain information specified in Schedule A to Regulation AD is not available at the date of this report, but when available, will be filed as promptly as possible.

Item 1. Description of Obligations

The terms and conditions of the Notes are set forth in the Prospectus to the ADB's Global Medium-Term Note Program dated 28 April 2011 (the "Prospectus"), previously filed under a report of the ADB dated 4 May 2011, and in the Pricing Supplement relating to the Notes dated 6 February 2017 (the "Pricing Supplement"), which is filed herewith. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated 22 April 2016, was filed under a report of the ADB dated 22 April 2016. The global agent of the ADB with respect to the Notes is Citibank, N.A., Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, United Kingdom.

Item 2. Distribution of Obligations

See the Prospectus, pages 59 to 62 and the Pricing Supplement.

As of 6 February 2017, the ADB entered into a Terms Agreement, filed herewith, with Citigroup Global Markets Limited, Deutsche Bank AG, London Branch and J.P. Morgan Securities plc (the "Managers"), pursuant to which the ADB has agreed to issue, and the Managers have severally but not jointly agreed to purchase, a principal amount of the Notes aggregating EUR520,000,000 for an issue price of 99.223% of the principal amount less a management and underwriting fee of 0.225% of the principal amount. The Notes will be offered for sale subject to issuance and acceptance by the Managers and subject to prior sale. It is expected that the delivery of the Notes will be made on or about 8 February 2017. The Managers propose to offer all the Notes to the public at the public offering price of 99.223%.

The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name	Principal Amount
Citigroup Global Markets Limited	EUR173,334,000
Deutsche Bank AG, London Branch	EUR173,333,000
J.P. Morgan Securities plc	EUR173,333,000
Total	EUR520,000,000

Item 3. Distribution Spread

See the Pricing Supplement, pages 3 and 8, and the Terms Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB
Per Unit	99.223%	0.225%	98.998%
Total	EUR515,959,600	EUR1,170,000	EUR514,789,600

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

Item 5. Other Expenses of Distribution

Item	Amount
Legal Fees	$30,000 *

Listing Fees (Luxembourg) .... $12,800 *

* Asterisks indicate that expenses itemized above are estimates.

Item 6. Application of Proceeds

See the Prospectus, page 5.

Item 7. Exhibits

(a) (i) Prospectus relating to the Global-Medium Term Note Program dated 28 April 2011, previously filed under a report of the ADB dated 4 May 2011.

(ii) Pricing Supplement dated 6 February 2017.

(b) Copy of an opinion of counsel as to the legality of the Notes (to be filed at a later date).

(c) (i) Standard Provisions relating to the issuance of Notes by the ADB under the Program dated as of 28 April 2011, previously filed under a report of the ADB dated 4 May 2011.

(ii) Terms Agreement dated 6 February 2017.

(d) (i) Information Statement dated 22 April 2016, previously filed under a report of the ADB dated 22 April 2016.

(ii) Prospectus and Pricing Supplement (see (a) above).

PRICING SUPPLEMENT


ADB

ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

Series No: 902-00-1

EUR520,000,000

1.40 per cent. Notes due 6 February 2037

Issue price: 99.223 per cent.

Joint Lead Managers

Citigroup

Deutsche Bank

J.P. Morgan

The date of this Pricing Supplement is 6 February 2017.

This pricing supplement (the "Pricing Supplement") is issued to give details of an issue of EUR520,000,000 1.40 per cent. Notes due 6 February 2037 (the "Notes") by the Asian Development Bank ("ADB") under its Global Medium-Term Note Program and to provide information supplemental to the Prospectus referred to below.

This Pricing Supplement supplements the terms and conditions of the Notes set forth in the Prospectus dated 28 April 2011 (as amended and supplemented and together with the documents incorporated by reference therein, the "Prospectus") and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, capitalized terms used herein have the meanings given to them in the Prospectus.

The issue of the Notes was authorized pursuant to a global borrowing authorization of the Board of Directors of ADB dated 9 December 2016.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation, and no action is being taken to permit an offering of the Notes or the distribution of this Pricing Supplement in any jurisdiction where such action is required.

The Notes are not required to be and have not been registered under the U.S. Securities Act of 1933, as amended. The Notes have not been approved or disapproved by the U.S. Securities and Exchange Commission or any state securities commission nor has the Commission or any state securities commission passed upon the accuracy or adequacy of this Pricing Supplement. Any representation to the contrary is a criminal offense in the United States.

The distribution of this Pricing Supplement or the Prospectus and the offer and sale of the Notes may be restricted by law in certain jurisdictions. Persons into whose possession this Pricing Supplement or the Prospectus comes are required by ADB and the Managers to inform themselves about and to observe any such restrictions. For a description of certain restrictions on offers and sales of Notes and on the distribution of this Pricing Supplement or the Prospectus, see "Plan of Distribution" in the Prospectus.

The Notes are not the obligation of any government.

TERMS AND CONDITIONS

The following items are the particular terms and conditions of the Notes to which this Pricing Supplement relates. In case of any conflict between such terms and conditions and the terms and conditions set forth in the Prospectus, the terms and conditions set forth in this Pricing Supplement shall govern.

General Provisions

1.	Issuer:	Asian Development Bank ("ADB").
2.	Series Number:	902-00-1.
3.	(i) Specified Currency (Condition 1(c)):	Euro ("EUR").
	(ii) Specified Principal Payment Currency if different from Specified Currency (Condition 1(c)):	Not applicable.
	(iii) Specified Interest Payment Currency if different from Specified Currency (Condition 1(c)):	Not applicable.
	(iv) Alternative Currency (Condition 7(i)) (if applicable):	Not applicable.
4.	Aggregate Nominal Amount:	EUR520,000,000.
5.	(i) Issue Price:	99.223 per cent. of the Aggregate Nominal Amount.
	(ii) Net proceeds:	EUR514,789,600.
6.	Specified Denominations (Condition 1(a)):	EUR1,000.
7.	(i) Issue Date (Condition 5(d)):	8 February 2017.
	(ii) Interest Commencement Date (if different from the Issue Date) (Condition 5(d)):	Not applicable.
8.	Maturity Date or Redemption Month (Condition 6(a)):	6 February 2037, subject to paragraph 31 below.

9.	Interest Basis (Condition 5):	Fixed Rate (Condition 5(a)) (further particulars specified in paragraph 16 below).
10.	Redemption/Payment Basis (Condition 6(a)):	Redemption at par.
11.	Change of Interest or Redemption/Payment Basis:	Not applicable.
12.	Put/Call Options (Conditions 6(e) and (f)):	Not applicable.
13.	Status of the Notes (Condition 3):	Senior.
14.	Listing:	Luxembourg Stock Exchange.
15.	Method of distribution:	Syndicated.

Provisions Relating to Interest Payable

16.	Fixed Rate Note Provisions (Condition 5(a)):	Applicable.
	(i) Rate(s) of Interest:	1.40 per cent. per annum, payable annually in arrear.
	(ii) Interest Payment Date(s):	6 February of each year, commencing on 6 February 2018 up to and including the Maturity Date, subject to paragraph 31 below.
	(iii) Fixed Coupon Amount(s):	An amount per Specified Denomination payable on each Interest Payment Date (as calculated pursuant to paragraph 16 (ix) below), except for the first Interest Payment Date on 6 February 2018 which is subject to the Broken Amount.
	(iv) Broken Amount(s):	An amount per Specified Denomination payable on the first Interest Payment Date on 6 February 2018 (as calculated pursuant to paragraph 16 (ix) below.
	(v) Relevant Financial Center:	As set out and defined in the Conditions.
	(vi) Additional Business Center(s)	London.

	(Condition 5(d)):	
(vii)	Day Count Fraction (Condition 5(d)):	Actual/Actual (ICMA).
(viii)	Determination Date(s):	Not applicable.
(ix)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	The Fixed Coupon Amount and Broken Amount, as applicable, per Specified Denomination, with respect to any Interest Period shall be a EUR amount calculated as follows: Specified Denomination multiplied by the Rate of Interest multiplied by the Day Count Fraction. For the avoidance of doubt, (a) the Fixed Coupon Amount and Broken Amount calculation (as applicable) per Specified Denomination shall not be rounded and (b) the total Fixed Coupon Amount and Broken Amount (as applicable) payable to the Noteholder on account of its holding of the Notes shall be rounded to two decimal places. No Calculation Period shall be adjusted in the event that the first day or last day of such period falls on a day that is not a Business Day. The last paragraph of Condition 5(a) shall be replaced in its entirety by the following: "Interest will cease to accrue on each Fixed Rate Note on the Maturity Date unless, upon due presentation thereof, payment of principal is improperly withheld or refused, in which event interest will continue to accrue at the specified Rate of Interest up to but excluding the earlier of (i) the date on which actual payment of principal is made, or (ii) the 15th calendar day following the receipt of such payment of principal by the Paying Agent."

17.	Floating Rate Note Provisions (Condition 5(b)):	Not applicable.
18.	Zero Coupon/Deep Discount Note Provisions (Conditions 5(c) and 6(c)):	Not applicable.
19.	Index-Linked Interest Note Provisions:	Not applicable.
20.	Dual Currency Note Provisions:	Not applicable.

Provisions Relating to Redemption

21.	Call Option (Condition 6(e)):	Not applicable.
22.	Put Option (Condition 6(f)):	Not applicable.
23.	Final Redemption Amount:	Aggregate Nominal Amount.
	(i) Alternative Payment Mechanism (Conditions 7(a) and (c)):	Not applicable.
	(ii) Long Maturity Note (Condition 7(f)):	Not applicable.
	(iii) Variable Redemption Amount (Condition 6(d)):	Not applicable.
24.	Early Redemption Amount:	
	(i) Early Redemption Amount(s) payable on an Event of Default (Condition 9) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions.
	(ii) Unmatured Coupons to become void (Condition 7(f)):	Not applicable.

Additional General Provisions Applicable to the Notes

25.	Form of Notes:	Registered Notes.
	Definitive Registered Notes:	Global Registered Note available on Issue Date; not exchangeable for individual Definitive Registered Notes.

26.	Talons for future Coupons to be attached to definitive Bearer Notes (and dates on which such Talons mature):	Not applicable.
27.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of ADB to forfeit the Notes and interest due on late payment:	Not applicable.
28.	Details relating to Installment Notes:	Not applicable.
29.	Redenomination, renominalization and reconventioning provisions:	Not applicable.
30.	Consolidation provisions:	Not applicable.
31.	Other terms or special conditions:	
	(i) Payment Dates:	If any date for payment of any principal or interest in respect of the Notes is not a Business Day, ADB shall not be obliged to pay such principal or interest until the first following day that is a Business Day and shall not be obliged to pay any interest or other payment in respect of such postponed payment. "Business Day" shall mean a day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in London and a day which is a TARGET Business Day.

Distribution

32.	(i) If syndicated, names of Managers:	Citigroup Global Markets Limited Deutsche Bank AG, London Branch J.P. Morgan Securities plc

(ii)	Stabilizing Manager (if any):	Not applicable.
(iii)	Commissions and Concessions:	0.225 per cent.
33.	If non-syndicated, name of Dealer:	Not applicable.
34.	Additional selling restrictions:	In accordance with § 1 (2) No. 2 of the German Securities Prospectus Act (Wertpapierprospektgesetz, "WpPG") of 22 June 2005 the Notes issued by ADB are exempt from the scope of the WpPG. However, each of the Managers has represented and agreed that it will only offer or sell Notes in the Federal Republic of Germany in compliance with any applicable laws governing the offer and sale of securities in the Federal Republic of Germany.

Operational Information

35.	(i)	ISIN:	XS1561572287
	(ii)	CUSIP:	Not applicable.
	(iii)	CINS:	Not applicable.
	(iv)	WKN:	Not applicable.
36.		Common Code:	156157228.
37.		Any clearing system(s) other than Euroclear, Clearstream, Luxembourg and DTC and the relevant identification number(s):	Euroclear and Clearstream, Luxembourg only.
38.		Delivery:	Delivery against payment.
39.		Additional Paying Agent(s) (if any):	Not applicable.
40.		Governing Law:	English.

Listing Application

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Global Medium-Term Note Program of ADB.

Material Adverse Change Statement

There has been no material adverse change in the financial position or prospects of ADB since the date of the financial statements included in the Information Statement of ADB, which was most recently published on 22 April 2016.

Recent Developments

On 4 May 2016, ADB's Board of Governors approved the following with respect to its 2015 reported net income of U.S.$537.1 million after appropriation of guarantee fees to the special reserve:

a. U.S.$43.3 million, representing the adjustment to the loan loss reserve as of 31 December 2015, be added from the loan loss reserve to the net income;

b. U.S.$212.7 million, representing the ASC 815/825 adjustments and the unrealized portion of net income from equity investments accounted for under the equity method for the year ended 31 December 2015, be added to the cumulative revaluation adjustments account;

c. U.S.$207.7 million be allocated to the ordinary reserve;

d. U.S.$120.0 million be allocated to the Asian Development Fund; and

e. U.S.$40.0 million be allocated to the Technical Assistance Special Fund.

On 12 December 2016, Ingrid van Wees succeeded Thierry de Longuemar as Vice-President for Finance and Risk Management.

Responsibility

ADB accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Prospectus referred to above, contains all information that is material in the context of the issue of the Notes.

ASIAN DEVELOPMENT BANK



By: ____________________
Name: MARIA A. LOMOTAN
Title: Assistant Treasurer

ISSUER

Asian Development Bank
6 ADB Avenue
Mandaluyong City
1550 Metro Manila
Philippines

GLOBAL AGENT

Citibank, N.A.
Citigroup Centre
Canada Square, Canary Wharf
London E14 5LB
United Kingdom

LUXEMBOURG LISTING AGENT

BNP Paribas Securities Services, Luxembourg Branch
60 Avenue J.F. Kennedy
L-1855 Luxembourg

LEGAL ADVISERS TO THE MANAGERS

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
USA

TERMS AGREEMENT NO. 902-00-1

under the

ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

EUR520,000,000

1.40 per cent. Notes due 6 February 2037

6 February 2017

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila
Philippines

Attention: Assistant Treasurer, Funding Division

The undersigned managers (collectively, the "Managers") agree to purchase from the Asian Development Bank ("ADB") its EUR520,000,000 1.40 per cent. Notes due 6 February 2037 (the "Notes") described in the pricing supplement dated as of the date hereof relating thereto (the "Pricing Supplement") and the related Prospectus dated 28 April 2011 (the "Prospectus") at 10:00 a.m., London time, on 8 February 2017 (the "Settlement Date") at an aggregate purchase price of EUR514,789,600 on the terms set forth herein and in the Standard Provisions dated as of 28 April 2011 (the "Standard Provisions") relating to the issuance of Notes by ADB. The Standard Provisions are incorporated herein by reference. In so purchasing the Notes, each of the Managers understands and agrees that it is not acting as an agent of ADB in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meanings when used herein.

ADB represents and warrants to, and agrees with, each of the Managers that the representations and warranties of ADB set forth in Section 2(a) of the Standard Provisions are true and correct as though made at and as of the date hereof and will be true and accurate as though made at and as of the Settlement Date.

Each of the Managers warrants and covenants that this Terms Agreement has been duly authorized, executed and delivered by it, and that such execution and delivery does not, and the performance by it of its obligations hereunder will not, contravene any provision of applicable law or its articles of association or equivalent constitutive documents or any judgment, order or decree of any governmental body, regulatory agency or court having jurisdiction over it. Each of the Managers warrants and covenants to ADB that the warranties of such Manager set forth in Section 2(b) of the Standard Provisions are true and correct as though made at and as of the date hereof and will be true and accurate as of the Settlement Date.

The obligation of each of the Managers to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of ADB's representations and warranties contained in the Standard Provisions and to ADB's performance and observance of all applicable covenants and agreements contained herein and therein. The obligation of each of the Managers to purchase Notes hereunder is further subject to the additional conditions (if applicable) set forth in Section 6 of the Standard Provisions, including the receipt by each of the Managers of an ADB officer's certificate and the documents referred to in Sections 6(c)(i) and (iii) of the Standard Provisions.

ADB certifies to the Managers that, as of the Settlement Date, (i) ADB has performed all of its obligations under the Standard Provisions and this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date and (ii) the Prospectus, as supplemented by the Pricing Supplement, contains all material information relating to the assets and liabilities, financial position, and net income of ADB, and nothing has happened or is expected to happen that would require the Prospectus, as supplemented by the Pricing Supplement, to be further supplemented or updated.

The following additional terms shall apply to the issue and purchase of Notes:

1. ADB agrees that it will issue the Notes and the Managers named below severally but not jointly agree to purchase the Notes at the aggregate purchase price specified above, calculated as follows: the issue price of 99.223 per cent. of the principal amount less a management and underwriting fee of 0.225 per cent. of the principal amount.

The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name	Principal Amount
Citigroup Global Markets Limited	EUR173,334,000
Deutsche Bank AG, London Branch	EUR173,333,000
J.P. Morgan Securities plc	EUR173,333,000
Total	EUR520,000,000

2. Payment for the Notes shall be made on the Settlement Date by the Managers to Citibank Europe plc, as common depositary for Euroclear and Clearstream, Luxembourg, for transfer in immediately available funds to an account designated by ADB. Delivery of the Notes shall be made to Citibank Europe plc, as common depositary for Euroclear and Clearstream, Luxembourg, for the account of the Managers.

3. ADB hereby appoints each of the Managers as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. Each of the Managers shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. Each of the Managers acknowledges having requested and received, or waived its receipt of, copies of the Prospectus and the Global Agency Agreement, duly executed by the parties thereto.

4. In consideration of ADB appointing each of the Managers as a Dealer solely with respect to this issue of Notes, each of the Managers hereby undertakes for the benefit of ADB and each of the other Managers that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations specified to be assumed by a Dealer under the Standard Provisions.

5. Each of the Managers acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of notes of ADB pursuant to the Standard Provisions and that such appointment will terminate upon this issue of Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the Managers that have arisen prior to such termination.

6. In accordance with § 1 (2) No. 2 of the German Securities Prospectus Act (Wertpapierprospektgesetz, "WpPG") of 22 June 2005 the Notes issued by ADB are exempt from the scope of the WpPG. However, each of the Managers represents and agrees that it will only offer or sell Notes in the Federal Republic of Germany in compliance with any applicable laws governing the offer and sale of securities in the Federal Republic of Germany.

7. Each of the Managers represents, warrants and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

8. For purposes hereof, the notice details of each of ADB and the Managers are as follows:

For ADB:

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila
Philippines
Attention: Funding Division, Treasury Department
Telephone: (632) 632-4478
Facsimile: (632) 632-4120 or 636-2625
Electronic Mailing
Address: TDFD_Documentation@adb.org

For the Managers:

J.P. Morgan Securities plc
25 Bank Street
Canary Wharf
London E14 5JP
United Kingdom
Attention: Euro Medium Term Note Desk
Telephone: +44 20 7134 1470
Facsimile: +44 20 3493 1413
Electronic Mailing
Address: Head_of_EMEA_DCMG@jpmorgan.com

9. The execution of this Agreement by or on behalf of each Manager will constitute acceptance by each of the Managers of the ICMA Agreement Among Managers Version 1 subject to any amendment notified to such Managers in writing at any time prior to the earlier of receipt by J.P. Morgan Securities plc of the document appointing such Manager's authorised signatory and its execution of this Agreement.

10. All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

The Standard Provisions and this Terms Agreement, and any non-contractual obligations arising out of or in connection with them, shall be governed by and construed in accordance with the laws of England.

Except for the rights of Indemnified Parties to enforce the indemnities provided under Section 7 of the Standard Provisions, a person who is not a party to this Terms Agreement has no rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of the Standard Provisions or this Terms Agreement. Any date or period specified in the Standard Provisions or this Terms Agreement may be postponed or extended by mutual agreement among ADB and the Managers but, as regards any date or period originally fixed or so postponed or extended, time shall be of the essence. The Standard Provisions and this Terms Agreement, and any documents entered into pursuant thereto, constitute the entire agreement between ADB and the Managers in relation to the subject matter thereof and supersede and extinguish, and each of ADB and the Managers in entering into this Terms Agreement and such other documents agrees that it does not rely on and shall have no remedy in respect of, all prior drafts and all prior agreements, understandings, undertakings, arrangements, representations and warranties (of any nature whatsoever, of any person whether party to this Terms Agreement or not and whether written or oral) in relation to such subject matter other than as expressly set out in the Standard Provisions and this Terms Agreement, save that nothing herein shall exclude or limit any liability or remedy arising as a result of fraud or affect or diminish ADB's or the Managers' liability under Section 7 of the Standard Provisions.

With respect to any legal action or proceedings ("<u>Proceedings</u>") in the courts of England arising out of or in connection with this Terms Agreement, each of the parties irrevocably submits to the non-exclusive jurisdiction of the courts of England and waives any objection to Proceedings in such courts on the ground of venue or on the ground that Proceedings have been brought in an inconvenient forum and further irrevocably agrees that a judgment in any Proceedings brought in the English courts shall be conclusive and binding upon it, *provided, however*, that in accordance with Article 50, paragraph 2 of the Agreement Establishing the Asian Development Bank (the "Charter"), no action shall be brought against ADB by any member of ADB, or by any agency or instrumentality of a member, or by any entity or person directly or indirectly acting for or deriving claims from a member, or from any entity or instrumentality of a member, and that, in accordance with Article 50, paragraph 3 of the Charter, the property and assets of ADB shall, wheresoever located and by whomsoever held, be immune from all forms of seizure, attachment or execution before the delivery of final judgment against ADB.

ADB hereby irrevocably appoints Freshfields Bruckhaus Deringer LLP at 65 Fleet Street, London EC4Y 1HS as its agent in England to receive, for it and on its behalf, service of process in any Proceedings in England. If for any reason such process agent ceases to be able to act as such or no longer has an address in London, ADB irrevocably agrees to appoint a substitute process agent and shall immediately notify the Managers of such appointment in accordance with Section 10 of the Standard Provisions and this Terms Agreement. Nothing shall affect the right to serve process in any manner permitted by law.

11. Nothing in this Terms Agreement shall be construed as an express or implied waiver, renunciation or other modification of any immunities, privileges or exemptions of ADB accorded under the Charter, international convention or any applicable law.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

[Signatures on following pages.]

CITIGROUP GLOBAL MARKETS LIMITED

By: 
Name: Simi Alabi
Title: Delegated Signatory

DEUTSCHE BANK AG, LONDON BRANCH

By: ______________________________
Name:
Title:

By: ______________________________
Name:
Title:

J.P. MORGAN SECURITIES PLC

By: ______________________________
Name:
Title:

[Signatures continued on following page.]

CITIGROUP GLOBAL MARKETS LIMITED

By: ___________________________________

Name:

Title:

DEUTSCHE BANK AG, LONDON BRANCH



By: ___________________________________

Name: Dr. Matthias Geyer

Title: Assistant Vice President



By: ___________________________________

Name: Tim Pätzold

Title: Assistant Vice President

J.P. MORGAN SECURITIES PLC

By: ___________________________________

Name:

Title:

[Signatures continued on following page.]

CITIGROUP GLOBAL MARKETS LIMITED

By: ______________________________
Name:
Title:

DEUTSCHE BANK AG, LONDON BRANCH

By: ______________________________
Name:
Title:

By: ______________________________
Name:
Title:

J.P. MORGAN SECURITIES PLC

By: ______________________________
Name:
Title:

[Signatures continued on following page.]

CONFIRMED AND ACCEPTED, as of
the date first written above:

ASIAN DEVELOPMENT BANK

By: 

Name: MARIA A. LOMOTAN
Title: Assistant Treasurer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

SEC
Mail Processing
Section

FEB 06 2017

Washington DC
406

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's
EUR520,000,000
1.40 per cent. Notes due 6 February 2037
Series No. 902-00-1

Filed pursuant to Rule 3 of Regulation AD
Dated: 6 February 2017

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of EUR520,000,000 principal amount of 1.40 per cent. Notes due 6 February 2037 (Series No. 902-00-1) (the "Notes") of the Asian Development Bank (the "ADB") under its Global Medium-Term Note Program (the "Program"). Certain information specified in Schedule A to Regulation AD is not available at the date of this report, but when available, will be filed as promptly as possible.

Item 1. Description of Obligations

The terms and conditions of the Notes are set forth in the Prospectus to the ADB's Global Medium-Term Note Program dated 28 April 2011 (the "Prospectus"), previously filed under a report of the ADB dated 4 May 2011, and in the Pricing Supplement relating to the Notes dated 6 February 2017 (the "Pricing Supplement"), which is filed herewith. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated 22 April 2016, was filed under a report of the ADB dated 22 April 2016. The global agent of the ADB with respect to the Notes is Citibank, N.A., Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, United Kingdom.

Item 2. Distribution of Obligations

See the Prospectus, pages 59 to 62 and the Pricing Supplement.

As of 6 February 2017, the ADB entered into a Terms Agreement, filed herewith, with Citigroup Global Markets Limited, Deutsche Bank AG, London Branch and J.P. Morgan Securities plc (the "Managers"), pursuant to which the ADB has agreed to issue, and the Managers have severally but not jointly agreed to purchase, a principal amount of the Notes aggregating EUR520,000,000 for an issue price of 99.223% of the principal amount less a management and underwriting fee of 0.225% of the principal amount. The Notes will be offered for sale subject to issuance and acceptance by the Managers and subject to prior sale. It is expected that the delivery of the Notes will be made on or about 8 February 2017. The Managers propose to offer all the Notes to the public at the public offering price of 99.223%.

The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name	Principal Amount
Citigroup Global Markets Limited	EUR173,334,000
Deutsche Bank AG, London Branch	EUR173,333,000
J.P. Morgan Securities plc	EUR173,333,000
Total	EUR520,000,000

Item 3. Distribution Spread

See the Pricing Supplement, pages 3 and 8, and the Terms Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB
Per Unit	99.223%	0.225%	98.998%
Total	EUR515,959,600	EUR1,170,000	EUR514,789,600

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

Item 5. Other Expenses of Distribution

Item	Amount
Legal Fees	$30,000 *

Listing Fees (Luxembourg) .... $12,800 *

*   Asterisks indicate that expenses itemized above are estimates.

Item 6. Application of Proceeds

See the Prospectus, page 5.

Item 7. Exhibits

(a) (i) Prospectus relating to the Global-Medium Term Note Program dated 28 April 2011, previously filed under a report of the ADB dated 4 May 2011.

(ii) Pricing Supplement dated 6 February 2017.

(b) Copy of an opinion of counsel as to the legality of the Notes (to be filed at a later date).

(c) (i) Standard Provisions relating to the issuance of Notes by the ADB under the Program dated as of 28 April 2011, previously filed under a report of the ADB dated 4 May 2011.

(ii) Terms Agreement dated 6 February 2017.

(d) (i) Information Statement dated 22 April 2016, previously filed under a report of the ADB dated 22 April 2016.

(ii) Prospectus and Pricing Supplement (see (a) above).

PRICING SUPPLEMENT


ADB

ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

Series No: 902-00-1

EUR520,000,000

1.40 per cent. Notes due 6 February 2037

Issue price: 99.223 per cent.

Joint Lead Managers

Citigroup

Deutsche Bank

J.P. Morgan

The date of this Pricing Supplement is 6 February 2017.

This pricing supplement (the "Pricing Supplement") is issued to give details of an issue of EUR520,000,000 1.40 per cent. Notes due 6 February 2037 (the "Notes") by the Asian Development Bank ("ADB") under its Global Medium-Term Note Program and to provide information supplemental to the Prospectus referred to below.

This Pricing Supplement supplements the terms and conditions of the Notes set forth in the Prospectus dated 28 April 2011 (as amended and supplemented and together with the documents incorporated by reference therein, the "Prospectus") and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, capitalized terms used herein have the meanings given to them in the Prospectus.

The issue of the Notes was authorized pursuant to a global borrowing authorization of the Board of Directors of ADB dated 9 December 2016.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation, and no action is being taken to permit an offering of the Notes or the distribution of this Pricing Supplement in any jurisdiction where such action is required.

The Notes are not required to be and have not been registered under the U.S. Securities Act of 1933, as amended. The Notes have not been approved or disapproved by the U.S. Securities and Exchange Commission or any state securities commission nor has the Commission or any state securities commission passed upon the accuracy or adequacy of this Pricing Supplement. Any representation to the contrary is a criminal offense in the United States.

The distribution of this Pricing Supplement or the Prospectus and the offer and sale of the Notes may be restricted by law in certain jurisdictions. Persons into whose possession this Pricing Supplement or the Prospectus comes are required by ADB and the Managers to inform themselves about and to observe any such restrictions. For a description of certain restrictions on offers and sales of Notes and on the distribution of this Pricing Supplement or the Prospectus, see "Plan of Distribution" in the Prospectus.

The Notes are not the obligation of any government.

TERMS AND CONDITIONS

The following items are the particular terms and conditions of the Notes to which this Pricing Supplement relates. In case of any conflict between such terms and conditions and the terms and conditions set forth in the Prospectus, the terms and conditions set forth in this Pricing Supplement shall govern.

General Provisions

1.	Issuer:		Asian Development Bank ("ADB").
2.	Series Number:		902-00-1.
3.	(i)	Specified Currency (Condition 1(c)):	Euro ("EUR").
	(ii)	Specified Principal Payment Currency if different from Specified Currency (Condition 1(c)):	Not applicable.
	(iii)	Specified Interest Payment Currency if different from Specified Currency (Condition 1(c)):	Not applicable.
	(iv)	Alternative Currency (Condition 7(i)) (if applicable):	Not applicable.
4.	Aggregate Nominal Amount:		EUR520,000,000.
5.	(i)	Issue Price:	99.223 per cent. of the Aggregate Nominal Amount.
	(ii)	Net proceeds:	EUR514,789,600.
6.	Specified Denominations (Condition 1(a)):		EUR1,000.
7.	(i)	Issue Date (Condition 5(d)):	8 February 2017.
	(ii)	Interest Commencement Date (if different from the Issue Date) (Condition 5(d)):	Not applicable.
8.	Maturity Date or Redemption Month (Condition 6(a)):		6 February 2037, subject to paragraph 31 below.

9.	Interest Basis (Condition 5):	Fixed Rate (Condition 5(a)) (further particulars specified in paragraph 16 below).
10.	Redemption/Payment Basis (Condition 6(a)):	Redemption at par.
11.	Change of Interest or Redemption/Payment Basis:	Not applicable.
12.	Put/Call Options (Conditions 6(e) and (f)):	Not applicable.
13.	Status of the Notes (Condition 3):	Senior.
14.	Listing:	Luxembourg Stock Exchange.
15.	Method of distribution:	Syndicated.

Provisions Relating to Interest Payable

16.	Fixed Rate Note Provisions (Condition 5(a)):	Applicable.
(i)	Rate(s) of Interest:	1.40 per cent. per annum, payable annually in arrear.
(ii)	Interest Payment Date(s):	6 February of each year, commencing on 6 February 2018 up to and including the Maturity Date, subject to paragraph 31 below.
(iii)	Fixed Coupon Amount(s):	An amount per Specified Denomination payable on each Interest Payment Date (as calculated pursuant to paragraph 16 (ix) below), except for the first Interest Payment Date on 6 February 2018 which is subject to the Broken Amount.
(iv)	Broken Amount(s):	An amount per Specified Denomination payable on the first Interest Payment Date on 6 February 2018 (as calculated pursuant to paragraph 16 (ix) below.
(v)	Relevant Financial Center:	As set out and defined in the Conditions.
(vi)	Additional Business Center(s)	London.

	(Condition 5(d)):	
(vii)	Day Count Fraction (Condition 5(d)):	Actual/Actual (ICMA).
(viii)	Determination Date(s):	Not applicable.
(ix)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	The Fixed Coupon Amount and Broken Amount, as applicable, per Specified Denomination, with respect to any Interest Period shall be a EUR amount calculated as follows: Specified Denomination multiplied by the Rate of Interest multiplied by the Day Count Fraction. For the avoidance of doubt, (a) the Fixed Coupon Amount and Broken Amount calculation (as applicable) per Specified Denomination shall not be rounded and (b) the total Fixed Coupon Amount and Broken Amount (as applicable) payable to the Noteholder on account of its holding of the Notes shall be rounded to two decimal places. No Calculation Period shall be adjusted in the event that the first day or last day of such period falls on a day that is not a Business Day. The last paragraph of Condition 5(a) shall be replaced in its entirety by the following: "Interest will cease to accrue on each Fixed Rate Note on the Maturity Date unless, upon due presentation thereof, payment of principal is improperly withheld or refused, in which event interest will continue to accrue at the specified Rate of Interest up to but excluding the earlier of (i) the date on which actual payment of principal is made, or (ii) the 15th calendar day following the receipt of such payment of principal by the Paying Agent."

17.	Floating Rate Note Provisions (Condition 5(b)):	Not applicable.
18.	Zero Coupon/Deep Discount Note Provisions (Conditions 5(c) and 6(c)):	Not applicable.
19.	Index-Linked Interest Note Provisions:	Not applicable.
20.	Dual Currency Note Provisions:	Not applicable.

Provisions Relating to Redemption

21.	Call Option (Condition 6(e)):	Not applicable.
22.	Put Option (Condition 6(f)):	Not applicable.
23.	Final Redemption Amount:	Aggregate Nominal Amount.
	(i) Alternative Payment Mechanism (Conditions 7(a) and (c)):	Not applicable.
	(ii) Long Maturity Note (Condition 7(f)):	Not applicable.
	(iii) Variable Redemption Amount (Condition 6(d)):	Not applicable.
24.	Early Redemption Amount:	
	(i) Early Redemption Amount(s) payable on an Event of Default (Condition 9) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions.
	(ii) Unmatured Coupons to become void (Condition 7(f)):	Not applicable.

Additional General Provisions Applicable to the Notes

25.	Form of Notes:	Registered Notes.
	Definitive Registered Notes:	Global Registered Note available on Issue Date; not exchangeable for individual Definitive Registered Notes.

26.	Talons for future Coupons to be attached to definitive Bearer Notes (and dates on which such Talons mature):	Not applicable.
27.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of ADB to forfeit the Notes and interest due on late payment:	Not applicable.
28.	Details relating to Installment Notes:	Not applicable.
29.	Redenomination, renominalization and reconventioning provisions:	Not applicable.
30.	Consolidation provisions:	Not applicable.
31.	Other terms or special conditions:	
	(i) Payment Dates:	If any date for payment of any principal or interest in respect of the Notes is not a Business Day, ADB shall not be obliged to pay such principal or interest until the first following day that is a Business Day and shall not be obliged to pay any interest or other payment in respect of such postponed payment. "Business Day" shall mean a day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in London and a day which is a TARGET Business Day.

Distribution

32.	(i) If syndicated, names of Managers:	Citigroup Global Markets Limited Deutsche Bank AG, London Branch J.P. Morgan Securities plc

(ii) Stabilizing Manager (if any):	Not applicable.
(iii) Commissions and Concessions:	0.225 per cent.
33. If non-syndicated, name of Dealer:	Not applicable.
34. Additional selling restrictions:	In accordance with § 1 (2) No. 2 of the German Securities Prospectus Act (Wertpapierprospektgesetz, "WpPG") of 22 June 2005 the Notes issued by ADB are exempt from the scope of the WpPG. However, each of the Managers has represented and agreed that it will only offer or sell Notes in the Federal Republic of Germany in compliance with any applicable laws governing the offer and sale of securities in the Federal Republic of Germany.

Operational Information

35. (i) ISIN:	XS1561572287
(ii) CUSIP:	Not applicable.
(iii) CINS:	Not applicable.
(iv) WKN:	Not applicable.
36. Common Code:	156157228.
37. Any clearing system(s) other than Euroclear, Clearstream, Luxembourg and DTC and the relevant identification number(s):	Euroclear and Clearstream, Luxembourg only.
38. Delivery:	Delivery against payment.
39. Additional Paying Agent(s) (if any):	Not applicable.
40. Governing Law:	English.

Listing Application

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Global Medium-Term Note Program of ADB.

Material Adverse Change Statement

There has been no material adverse change in the financial position or prospects of ADB since the date of the financial statements included in the Information Statement of ADB, which was most recently published on 22 April 2016.

Recent Developments

On 4 May 2016, ADB's Board of Governors approved the following with respect to its 2015 reported net income of U.S.$537.1 million after appropriation of guarantee fees to the special reserve:

a. U.S.$43.3 million, representing the adjustment to the loan loss reserve as of 31 December 2015, be added from the loan loss reserve to the net income;

b. U.S.$212.7 million, representing the ASC 815/825 adjustments and the unrealized portion of net income from equity investments accounted for under the equity method for the year ended 31 December 2015, be added to the cumulative revaluation adjustments account;

c. U.S.$207.7 million be allocated to the ordinary reserve;

d. U.S.$120.0 million be allocated to the Asian Development Fund; and

e. U.S.$40.0 million be allocated to the Technical Assistance Special Fund.

On 12 December 2016, Ingrid van Wees succeeded Thierry de Longuemar as Vice-President for Finance and Risk Management.

Responsibility

ADB accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Prospectus referred to above, contains all information that is material in the context of the issue of the Notes.

ASIAN DEVELOPMENT BANK



By: ____________________

Name: MARIA A. LOMOTAN
Title: Assistant Treasurer

ISSUER

Asian Development Bank
6 ADB Avenue
Mandaluyong City
1550 Metro Manila
Philippines

GLOBAL AGENT

Citibank, N.A.
Citigroup Centre
Canada Square, Canary Wharf
London E14 5LB
United Kingdom

LUXEMBOURG LISTING AGENT

BNP Paribas Securities Services, Luxembourg Branch
60 Avenue J.F. Kennedy
L-1855 Luxembourg

LEGAL ADVISERS TO THE MANAGERS

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
USA

TERMS AGREEMENT NO. 902-00-1

under the

ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

EUR520,000,000

1.40 per cent. Notes due 6 February 2037

6 February 2017

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila
Philippines

Attention: Assistant Treasurer, Funding Division

The undersigned managers (collectively, the "Managers") agree to purchase from the Asian Development Bank ("ADB") its EUR520,000,000 1.40 per cent. Notes due 6 February 2037 (the "Notes") described in the pricing supplement dated as of the date hereof relating thereto (the "Pricing Supplement") and the related Prospectus dated 28 April 2011 (the "Prospectus") at 10:00 a.m., London time, on 8 February 2017 (the "Settlement Date") at an aggregate purchase price of EUR514,789,600 on the terms set forth herein and in the Standard Provisions dated as of 28 April 2011 (the "Standard Provisions") relating to the issuance of Notes by ADB. The Standard Provisions are incorporated herein by reference. In so purchasing the Notes, each of the Managers understands and agrees that it is not acting as an agent of ADB in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meanings when used herein.

ADB represents and warrants to, and agrees with, each of the Managers that the representations and warranties of ADB set forth in Section 2(a) of the Standard Provisions are true and correct as though made at and as of the date hereof and will be true and accurate as though made at and as of the Settlement Date.

Each of the Managers warrants and covenants that this Terms Agreement has been duly authorized, executed and delivered by it, and that such execution and delivery does not, and the performance by it of its obligations hereunder will not, contravene any provision of applicable law or its articles of association or equivalent constitutive documents or any judgment, order or decree of any governmental body, regulatory agency or court having jurisdiction over it. Each of the Managers warrants and covenants to ADB that the warranties of such Manager set forth in Section 2(b) of the Standard Provisions are true and correct as though made at and as of the date hereof and will be true and accurate as of the Settlement Date.

The obligation of each of the Managers to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of ADB's representations and warranties contained in the Standard Provisions and to ADB's performance and observance of all applicable covenants and agreements contained herein and therein. The obligation of each of the Managers to purchase Notes hereunder is further subject to the additional conditions (if applicable) set forth in Section 6 of the Standard Provisions, including the receipt by each of the Managers of an ADB officer's certificate and the documents referred to in Sections 6(c)(i) and (iii) of the Standard Provisions.

ADB certifies to the Managers that, as of the Settlement Date, (i) ADB has performed all of its obligations under the Standard Provisions and this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date and (ii) the Prospectus, as supplemented by the Pricing Supplement, contains all material information relating to the assets and liabilities, financial position, and net income of ADB, and nothing has happened or is expected to happen that would require the Prospectus, as supplemented by the Pricing Supplement, to be further supplemented or updated.

The following additional terms shall apply to the issue and purchase of Notes:

1. ADB agrees that it will issue the Notes and the Managers named below severally but not jointly agree to purchase the Notes at the aggregate purchase price specified above, calculated as follows: the issue price of 99.223 per cent. of the principal amount less a management and underwriting fee of 0.225 per cent. of the principal amount.

The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name	Principal Amount
Citigroup Global Markets Limited	EUR173,334,000
Deutsche Bank AG, London Branch	EUR173,333,000
J.P. Morgan Securities plc	EUR173,333,000
Total	EUR520,000,000

2. Payment for the Notes shall be made on the Settlement Date by the Managers to Citibank Europe plc, as common depositary for Euroclear and Clearstream, Luxembourg, for transfer in immediately available funds to an account designated by ADB. Delivery of the Notes shall be made to Citibank Europe plc, as common depositary for Euroclear and Clearstream, Luxembourg, for the account of the Managers.

3. ADB hereby appoints each of the Managers as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. Each of the Managers shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. Each of the Managers acknowledges having requested and received, or waived its receipt of, copies of the Prospectus and the Global Agency Agreement, duly executed by the parties thereto.

4. In consideration of ADB appointing each of the Managers as a Dealer solely with respect to this issue of Notes, each of the Managers hereby undertakes for the benefit of ADB and each of the other Managers that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations specified to be assumed by a Dealer under the Standard Provisions.

5. Each of the Managers acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of notes of ADB pursuant to the Standard Provisions and that such appointment will terminate upon this issue of Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the Managers that have arisen prior to such termination.

6. In accordance with § 1 (2) No. 2 of the German Securities Prospectus Act (Wertpapierprospektgesetz, "WpPG") of 22 June 2005 the Notes issued by ADB are exempt from the scope of the WpPG. However, each of the Managers represents and agrees that it will only offer or sell Notes in the Federal Republic of Germany in compliance with any applicable laws governing the offer and sale of securities in the Federal Republic of Germany.

7. Each of the Managers represents, warrants and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

8. For purposes hereof, the notice details of each of ADB and the Managers are as follows:

For ADB:

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila
Philippines
Attention: Funding Division, Treasury Department
Telephone: (632) 632-4478
Facsimile: (632) 632-4120 or 636-2625
Electronic Mailing
Address: TDFD_Documentation@adb.org

For the Managers:

J.P. Morgan Securities plc
25 Bank Street
Canary Wharf
London E14 5JP
United Kingdom
Attention: Euro Medium Term Note Desk
Telephone: +44 20 7134 1470
Facsimile: +44 20 3493 1413
Electronic Mailing
Address: Head_of_EMEA_DCMG@jpmorgan.com

9. The execution of this Agreement by or on behalf of each Manager will constitute acceptance by each of the Managers of the ICMA Agreement Among Managers Version 1 subject to any amendment notified to such Managers in writing at any time prior to the earlier of receipt by J.P. Morgan Securities plc of the document appointing such Manager's authorised signatory and its execution of this Agreement.

10. All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

The Standard Provisions and this Terms Agreement, and any non-contractual obligations arising out of or in connection with them, shall be governed by and construed in accordance with the laws of England.

Except for the rights of Indemnified Parties to enforce the indemnities provided under Section 7 of the Standard Provisions, a person who is not a party to this Terms Agreement has no rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of the Standard Provisions or this Terms Agreement. Any date or period specified in the Standard Provisions or this Terms Agreement may be postponed or extended by mutual agreement among ADB and the Managers but, as regards any date or period originally fixed or so postponed or extended, time shall be of the essence. The Standard Provisions and this Terms Agreement, and any documents entered into pursuant thereto, constitute the entire agreement between ADB and the Managers in relation to the subject matter thereof and supersede and extinguish, and each of ADB and the Managers in entering into this Terms Agreement and such other documents agrees that it does not rely on and shall have no remedy in respect of, all prior drafts and all prior agreements, understandings, undertakings, arrangements, representations and warranties (of any nature whatsoever, of any person whether party to this Terms Agreement or not and whether written or oral) in relation to such subject matter other than as expressly set out in the Standard Provisions and this Terms Agreement, save that nothing herein shall exclude or limit any liability or remedy arising as a result of fraud or affect or diminish ADB's or the Managers' liability under Section 7 of the Standard Provisions.

With respect to any legal action or proceedings ("Proceedings") in the courts of England arising out of or in connection with this Terms Agreement, each of the parties irrevocably submits to the non-exclusive jurisdiction of the courts of England and waives any objection to Proceedings in such courts on the ground of venue or on the ground that Proceedings have been brought in an inconvenient forum and further irrevocably agrees that a judgment in any Proceedings brought in the English courts shall be conclusive and binding upon it, *provided, however*, that in accordance with Article 50, paragraph 2 of the Agreement Establishing the Asian Development Bank (the "Charter"), no action shall be brought against ADB by any member of ADB, or by any agency or instrumentality of a member, or by any entity or person directly or indirectly acting for or deriving claims from a member, or from any entity or instrumentality of a member, and that, in accordance with Article 50, paragraph 3 of the Charter, the property and assets of ADB shall, wheresoever located and by whomsoever held, be immune from all forms of seizure, attachment or execution before the delivery of final judgment against ADB.

ADB hereby irrevocably appoints Freshfields Bruckhaus Deringer LLP at 65 Fleet Street, London EC4Y 1HS as its agent in England to receive, for it and on its behalf, service of process in any Proceedings in England. If for any reason such process agent ceases to be able to act as such or no longer has an address in London, ADB irrevocably agrees to appoint a substitute process agent and shall immediately notify the Managers of such appointment in accordance with Section 10 of the Standard Provisions and this Terms Agreement. Nothing shall affect the right to serve process in any manner permitted by law.

11. Nothing in this Terms Agreement shall be construed as an express or implied waiver, renunciation or other modification of any immunities, privileges or exemptions of ADB accorded under the Charter, international convention or any applicable law.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

[Signatures on following pages.]

CITIGROUP GLOBAL MARKETS LIMITED

By: 
Name: Simi Alabi
Title: Delegated Signatory

DEUTSCHE BANK AG, LONDON BRANCH

By: ______________________________
Name:
Title:

By: ______________________________
Name:
Title:

J.P. MORGAN SECURITIES PLC

By: ______________________________
Name:
Title:

[Signatures continued on following page.]

CITIGROUP GLOBAL MARKETS LIMITED

By: ______________________________

Name:

Title:

DEUTSCHE BANK AG, LONDON BRANCH



By: ______________________________

Name: Dr. Matthias Geyer

Title: Assistant Vice President



By: ______________________________

Name: Tim Pätzold

Title: Assistant Vice President

J.P. MORGAN SECURITIES PLC

By: ______________________________

Name:

Title:

[Signatures continued on following page.]

CITIGROUP GLOBAL MARKETS LIMITED

By: ______________________________
Name:
Title:

DEUTSCHE BANK AG, LONDON BRANCH

By: ______________________________
Name:
Title:

By: ______________________________
Name:
Title:

J.P. MORGAN SECURITIES PLC

By: 
Name:
Title:

[Signatures continued on following page.]

CONFIRMED AND ACCEPTED, as of
the date first written above:

ASIAN DEVELOPMENT BANK

By: 

Name: MARIA A. LOMOTAN
Title: Assistant Treasurer



8 February 2017

SEC
Mail Processing
Section
FEB 08 2017
Washington DC
406

BY HAND

Filing Desk
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Asian Development Bank

Ladies and Gentlemen:

Enclosed herewith are two copies of a report of the Asian Development Bank (the "Bank"), dated the date hereof, filed pursuant to Rule 3 of Regulation AD, with respect to the issue by the Bank of EUR520,000,000 1.40 per cent. Notes due 6 February 2037 (Series No. 902-00-1) under its Global Medium-Term Note Program.

Please acknowledge receipt of this letter and the enclosures by marking the enclosed copy of this letter and returning it to the waiting messenger.

Yours sincerely,



MARIA A. LOMOTAN
Assistant Treasurer

Enclosure

ASIAN DEVELOPMENT BANK
6 ADB Avenue, Mandaluyong City
1550 Metro Manila, Philippines
Tel +63 2 632 4444
Fax +63 2 636 2444



6 February 2017

BY HAND

Filing Desk
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

SEC
Mail Processing
Section
FEB 06 2017
Washington DC
406

Re: Asian Development Bank

Ladies and Gentlemen:

Enclosed herewith are two copies of a report of the Asian Development Bank (the "Bank"), dated the date hereof, filed pursuant to Rule 3 of Regulation AD, with respect to the issue by the Bank of EUR520,000,000 1.40 per cent. Notes due 6 February 2037 (Series No. 902-00-1) under its Global Medium-Term Note Program.

Please acknowledge receipt of this letter and the enclosures by marking the enclosed copy of this letter and returning it to the waiting messenger.

Yours sincerely,



MARIA A. LOMOTAN
Assistant Treasurer

Enclosure

ASIAN DEVELOPMENT BANK
6 ADB Avenue, Mandaluyong City
1550 Metro Manila, Philippines
Tel +63 2 632 4444
Fax +63 2 636 2444